UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐
Securities Act Rule 802 (Exchange Offer)  ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐
Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

PARIS RE Holdings Limited
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Switzerland
(Jurisdiction of Subject Company’s Incorporation or Organization)

PartnerRe Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP No. of Class of Securities (if applicable))

AMANDA E. SODERGREN
PARTNERRE LTD.
WELLESLEY HOUSE
90 PITTS BAY ROAD
PEMBROKE, BERMUDA
TELEPHONE: (441) 292-0888

With a copy to:
PHILLIP R. MILLS
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
TELEPHONE: (212) 450-4000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Part One – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit No.	Description
99.1	Listing Prospectus filed with the Autorité des marchés financiers.

Item 2.  Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

Part Two – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

Part Three – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by PartnerRe Ltd. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on December 4, 2009.

Part Four – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PartnerRe Ltd. (Registrant)

Date:	December 4, 2009	By:	/s/ Amanda E. Sodergren
			Name:	Amanda E. Sodergren
			Title:	Chief Legal Counsel